CONFIDENTIAL

August 28, 2023

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, DC 20549-3628
Attention: Christina Chalk, Blake Grady

Re:	Pardes Biosciences, Inc.
Schedule 13E-3/A
Filed on August 17, 2023
File No. 005-93142

Dear Ms. Chalk and Mr. Grady:

On behalf of MediPacific, Inc. (“Parent”), MediPacific Sub, Inc. (“Purchaser”), FS Development Holdings II, LLC, Foresite Capital Management V, LLC, Foresite Capital Opportunity Fund V, L.P., Foresite Capital Opportunity Management V, LLC, Foresite Capital Fund V, L.P. and James Tananbaum (together, the “Filing Persons”), we submit this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) received by letter, dated August 24, 2023, relating to the Filing Persons’ Amendment to the Tender Offer Statement on Schedule TO-T and Transaction Statement on Schedule 13E-3 (the “Schedule TO”), including the Amended and Restated Offer to Purchase, dated August 17, 2023 (the “Offer to Purchase”), relating to the offer to purchase all outstanding shares of common stock, $0.0001 par value per share (the “Shares”), of Pardes Biosciences, Inc. (“Pardes”).

Concurrently with the filing of this letter and in order to address the Staff’s comments, the Filing Persons have filed through EDGAR Amendment No. 2 to the Schedule TO (the “Amended Schedule TO”) and the related Supplement to the Offer to Purchase, dated August 28, 2023 (the “First Supplement”).

In this letter, we have recited the comments from the Staff in bold type and have followed each comment with the response of the Filing Persons. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Amended Schedule TO or Offer to Purchase, as applicable.

Securities and Exchange Commission August 28, 2023	Page 2

General

1.	Your revised disclosure regarding the Cash Amount, and in particular, the Additional Price Per Share, is extremely confusing and we continue to have concerns that it is likely to mislead shareholders. For example, we note the prominent disclosure on the top of the first page of the Amended and Restated Offer to Purchase that the consideration in the Offer is “[a] Base Price of $2.02 per Share in Cash, An Additional Amount of Up to $0.17 per Share in Cash, Plus One Non-Transferable Contractual Contingent Value Right” (emphasis in original). Similar disclosure appears throughout the Offer to Purchase. However, you have disclosed elsewhere that you have “determined that the Additional Price Per Share is $0.11 per Share.” In addition, new disclosure on page 7 in the Summary Term Sheet appears to state that the final amount of cash consideration payable in the Offer is not yet known and is subject to determination at a later date: “The Purchaser Parties reasonably believe that the Offer Price (regardless of the final amount of the Additional Price Per Share...)” (emphasis added). Accordingly, it is unclear whether the Additional Price Per Share is “up to $0.17 per Share in Cash,” or “$0.11 per Share.” To avoid confusing shareholders, please remove the references to “up to $0.17 per Share in Cash,” except as necessary to disclose how you calculated the Additional Price Per Share. The revised offer materials should clearly and succinctly state the total amount of cash to be paid in the Offer at expiration (excluding any amount which may or may not be payable pursuant to the CVR). Given that the amount of the consideration offered is a critical term of the Offer, please advise how you will disseminate the revised document addressing these comments.

Response to Comment 1

The Filing Persons respectfully acknowledge the Staff’s comment. As discussed with the Staff, the Filing Persons have issued a press release on the date hereof and filed the Amended Schedule TO and the First Supplement, each prominently, clearly and succinctly stating that the total Cash Amount to be paid in the Offer is $2.13 per Share (excluding any amount which may or may not be payable pursuant to the CVR).

Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger, page 26

2.	We note that the Purchaser Parties list as a factor the financial analyses provided by Leerink Partners to the Special Committee. When any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt such analysis as their own to satisfy their disclosure obligation. Refer to Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Accordingly, please revise to state, if true, that the Purchaser Parties have adopted Leerink Partners’ analysis as their own.

Response to Comment 2

The Filing Persons respectfully acknowledge the Staff’s comment and advise the Staff that the Purchaser Parties refer to the Special Committee’s retention of Leerink Partners as its independent financial advisor and the fairness opinion of Leerink Partners for the sole purpose of elaborating on the procedural safeguards that the Purchaser Parties considered in concluding that the Offer and the Merger are procedurally fair to the Unaffiliated Stockholders. The Purchaser Parties did not engage Leerink Partners as their financial advisor, evaluate their credentials or investigate or evaluate the basis, process and quality of their financial analyses and opinion. Further, the Purchaser Parties were not addressees of Leerink Partners’ fairness opinion, did not have Leerink Partners’ consent to rely on such opinion, and were not privy to the underlying analyses in such opinion at the time that the Purchaser Parties entered into the Merger Agreement. As a result, the Purchaser Parties did not consider the substantive financial analyses and opinion of Leerink Partners in determining whether the Offer and the Merger are fair to Unaffiliated Stockholders from a financial perspective, and the Purchaser Parties are therefore not in a position to formally adopt such financial analyses and opinion as their own.

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Securities and Exchange Commission August 28, 2023	Page 3

We would be grateful to receive any further comments on the Amended Schedule TO or First Supplement as promptly as practicable.  Please direct any questions or comments you may have about this filing to Austin S. Pollet of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (628) 432-5118 or Luke Jennings of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3591.

Sincerely,

/s/ Dennis Ryan

Dennis Ryan

cc:	Austin S. Pollet
Luke Jennings